Exhibit 99.3
Consolidated Financial Statements
Transition Therapeutics Inc.
For the three-months ended September 30, 2007

TRANSITION THERAPEUTICS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	June 30,
	2007	2007
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	21,266,834	1,377,387
Held-to-maturity investments [note 3]	32,912,917	33,414,383
Receivables	180,771	317,979
Investment tax credits receivable	554,429	559,405
Prepaid expenses and deposits	493,129	519,937

Total current assets	55,408,080	36,189,091
Capital assets, net	1,118,071	1,174,028
Intangible assets [note 4]	25,987,998	26,632,609

	82,514,149	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,175,661	2,866,655
Due to Elan Pharma International Limited	678,569	697,743
Current portion of deferred revenue [note 6]	1,563,916	131,244

Total current liabilities	3,418,146	3,695,642
Deferred revenue [note 5]	8,420,250	9,885,733
Leasehold inducement	88,598	91,456

Total liabilities	11,926,994	13,672,831

Commitments [note 9]
Guarantees [note 10]
Subsequent event [note 13]

Shareholders’ equity
Share capital
Common shares	158,066,934	133,988,318
Contributed surplus	4,487,752	4,487,752
Stock options	1,823,016	1,538,396
Deficit	(93,790,547)	(89,691,569)

Total shareholders’ equity	70,587,155	50,322,897

	82,514,149	63,995,728

See accompanying notes
On behalf of the Board:

/s/	Tony Cruz	/s/	Christopher Henley
	Tony Cruz		Christopher Henley
	Director		Director

TRANSITION THERAPEUTICS INC.
CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
(Unaudited)

	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2007	2006
	$	$

REVENUES
Milestone revenue [note 6]	—	552,650
Licensing fees [note 6]	32,811	32,811

	32,811	585,461

EXPENSES
Research and development, net of investment tax credits of $61,000 [2007-$123,000]	2,765,799	2,088,988
General and administrative	1,332,181	1,029,393
Amortization	659,318	2,968,306
Foreign exchange loss (gain)	(29,030)	12,060
Loss on disposal of capital assets and assets held for sale	—	14,099

	4,728,268	6,112,846

Loss before the following:	(4,695,457)	(5,527,385))
Gain on net assets transferred under contractual obligation	—	400,000
Interest income, net	596,479	73,241

Loss before income taxes	(4,098,978)	(5,054,144)

Recovery of future income taxes	—	2,729,422

Net loss and other comprehensive loss for the period	(4,098,978)	(2,324,722)

Basic and diluted net loss and other comprehensive loss per common share [note 7(b)]	$(0.18)	$(0.13)

See accompanying notes

TRANSITION THERAPEUTICS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the three-month period ended September 30, 2007 and year ended June 30, 2007
(Unaudited)

						Total
	Number of	Share	Contributed	Stock	Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss for the year					(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Issued pursuant to private placement, net [note 7[b][ii]]	1,736,107	23,968,567	—	—	—	23,968,567
Stock options exercised [note 7[c][ii]]	11,405	110,049	—	(40,170)	—	69,879
Stock-based compensation expense	—	—	—	324,790	—	324,790
Net loss for the three-month period ended September 30, 2007	—	—	—	—	(4,098,978)	(4,098,978)

Balance, September 30, 2007	22,978,253	158,066,934	4,487,752	1,823,016	(93,790,547)	70,587,155

TRANSITION THERAPEUTICS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2007	2006
	$	$

OPERATING ACTIVITIES
Net loss for the period	(4,098,978)	(2,324,722)
Add (deduct) items not involving cash:
Amortization of :
capital assets	59,204	77,907
intangible assets	644,611	2,951,204
leasehold inducement	(2,858)	(2,858)
Recovery of future income taxes	—	(2,729,422)
Stock-based compensation expense	324,790	170,529
Loss on disposal of capital assets and assets held for sale	—	22,776
Foreign exchange loss (gain)	—	8,583
Net change in operating assets and liabilities [note 9]	(1,573,987)	275,196

Cash used in operating activities	(4,647,218)	(1,550,807)

INVESTING ACTIVITIES
Maturity of short-term investments	161,031,344	10,848,855
Purchase of short-term investments	(160,529,878)	—
Purchase of capital assets	(3,247)	(9,164)
Purchase of intangible assets	—	(50,000)
Proceeds on disposal of capital assets	—	32,370
Proceeds from assets held for sale	—	156,634

Cash provided by investing activities	498,219	10,978,695

FINANCING ACTIVITIES
Repayment of long-term debt	—	(300,707)
Proceeds from issuance of common shares, net	24,038,446	3,782

Cash used in financing activities	24,038,446	(296,925)

Net increase in cash and cash equivalents during the period	19,889,447	9,130,963

Cash and cash equivalents, beginning of period	1,377,387	4,074,582

Cash and cash equivalents, end of period	21,266,834	13,205,545

See accompanying notes

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment Alzheimer’s disease and diabetes.
The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Effective July 1, 2007, NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and NeuroMedix US Inc.
The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2007 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2007 except for the accounting policies discussed in note 2.
All material intercompany transactions and balances have been eliminated on consolidation.
2. CHANGES IN ACCOUNTING POLICIES
Financial Instruments
Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments – Recognition and Measurement, CICA Section 3861, Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
establishes standards for reporting and disclosing comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.
Under the new standards, all financial instruments are classified into one of the following four categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.
Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet or an impairment occurs. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized cost using the effective interest method. The Company has also classified its accounts receivable as “Loans and receivables” and its accounts payable and accrued liabilities as “Other financial liabilities”, both of which are measured at amortized cost. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the measurement basis recommended by the standard. Transaction costs that ate directly attributable to the acquisition or issue of a financial asset or financial liability are added to the value of the instrument. The adoption had no other impact on the Company’s balance sheet at June 30, 2007.
Inventory
During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years. This change resulted in an increase in net loss of $457,967 and a $0.04 increase in the loss per share for the three-month comparative period ended September 30, 2006.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
Recent Canadian Accounting Pronouncements
CICA Section 1400, General Standards of Financial Statement Presentation
This pronouncement provides guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Under the amended section, management is required to make an assessment of an entity’s ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after December 1, 2008. The Company has not yet assessed the impact the amendments to this standard will have on its consolidated financial position or results of operations.
CICA Section 1535, Capital Disclosures
This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements.
CICA Section 3863, Financial Instruments – Presentation
This pronouncement establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
The Company’s cash equivalents are invested in bankers acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The annualized rate of return on these funds at September 30, 2007 was 4.2% [June 30, 2007 – 3.9%]. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.
Short-term investments consist of bankers acceptances and medium term note debentures totaling $32,912,917 at September 30, 2007 with interest rates between 4.11% and 5.30% and maturity dates between October 1, 2007 and July 17, 2008. The fair value of the short-term investments at September 30, 2007 is $32,895,918 [June 30, 2007 – $33,414,383]. Fair value of short-term investments is determined based on information provided by the Company’s investment broker. Management regularly reviews the activity and stability of their investment issuers and prevailing interest rates to ensure that the fair value information provided by their broker appears reasonable.
The Company’s investment policies are designed to maintain safety or principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.
4. INTANGIBLE ASSETS
Intangible assets consist of the following:

	September 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	27,224	105,176
Prepaid royalties paid to GHC	295,425	13,506	281,919
Technology acquired from Protana	3,459,633	1,326,199	2,133,434
Technology, products and patents acquired from ENI	14,244,423	2,430,267	11,814,156
Workforce acquired from Protana	623,276	238,922	384,354
Patents acquired from Protana	329,685	126,379	203,306
Patent portfolio	386,000	115,567	270,433

Compounds acquired from NeuroMedix	11,085,259	290,039	10,795,220

	30,556,101	4,568,103	25,987,998

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah Pharmaceuticals Inc. (“Waratah”)	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	25,020	107,380
Prepaid royalties paid to GHC	295,425	6,753	288,672
Technology acquired from Protana	3,459,633	1,153,214	2,306,419
Technology, products and patents acquired from ENI	14,244,423	2,219,300	12,025,123
Workforce acquired from Protana	623,276	207,758	415,518
Patents acquired from Protana	329,685	109,895	219,790
Patent portfolio	386,000	96,267	289,733
Intangible assets acquired from NeuroMedix	11,085,259	105,285	10,979,974

	70,493,018	43,860,409	26,632,609

The amortization to be taken on intangible assets by fiscal year is as follows:

$

2008 (balance of the year)	1,933,836
2009	2,571,693
2010	2,571,693
2011	1,964,278
2012	1,611,975
Thereafter	15,334,523

25,987,998

The amortization of all intangible assets relates to the research and development efforts of the Company.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
5. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED
On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND-005/AZD-103, for the treatment of Alzheimer’s disease.
Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND-005/AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of ELND-005/AZD-103 if successfully developed and commercialized. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND-005/AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.
Subsequent to the three-month period ended September 30, 2007, the Company received the second upfront payment of $7,500,000 (US$7,500,000) from Elan which will be recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
6. LICENSING AGREEMENT WITH NOVO NORDISK
On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement dated August 23, 2004 to restate the rights and responsibilities of the parties. Novo Nordisk retained exclusive, worldwide rights to TT-223 in combination with EGF (formerly known as “E1-I.N.T.™”) and the Company regained exclusive ownership and rights to all other TT-223 programs (formerly known as “I.N.T.™” programs), including TT-223 in combination with GLP1 analogues (formerly known as “GLP1-I.N.T.™”) .
On November 5, 2007, the Company announced that following good faith negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to the Company’s diabetes programs. Accordingly, Transition has sent notice to Novo Nordisk terminating the agreement between the companies, which will return to Transition all rights held by Novo Nordisk, relating to the TT-223 in combination with EGF product. As a result of the

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
licensing agreement being terminated, all remaining deferred amounts have been classified as current liabilities at September 30, 2007.
7. SHARE CAPITAL
[a] Authorized
At September 30, 2007, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.
[b] Common shares issued and outstanding during the year
[i] On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective time.  Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the comparative number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.
[ii] On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.
[iii] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the three month period ended September 30, 2007 is 22,863,649 [three-month period ended September 30, 2006 – 17,494,883]. The outstanding options to purchase common shares of 770,658 [three-month period ended September 30, 2006 – 692,559] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.
For the three-month period ended September 30, 2007, 79,908 [three-month period ended September 30, 2006 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.
[c] Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$

Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	204,775	—	15.46
Stock options exercised [ii]	(11,405)	(40,170)	6.13
Stock options expired	—	—	—
Stock options forfeited [iii]	(28,595)	—	7.68
Stock based compensation expense	—	324,790	—

Stock options outstanding, September 30, 2007	770,658	1,823,016	9.28

[i]	The fair value of the stock options issued during the three month period ended September 30, 2007 is $1,649,787.

[ii]	During the three-month period ending September 30, 2007, 11,405 stock options were exercised. These stock options had a recorded value of $40,170 and resulted in cash proceeds to the Company of $69,879.

[iii]	During the three-month period ending September 30, 2007, 28,595 stock options were forfeited. These forfeited stock options had a fair value of $152,829 and none of these options were vested at the time of forfeiture.

[iv]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2007 are $7,149,745 [June 30, 2007 — $4,276,829].

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
8. CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in operating assets and liabilities consists of the following:

	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2007	2006
	$	$

Receivables	137,208	321,950
Investment tax credits receivable	4,976	(91)
Prepaid expenses and deposits	26,808	1,244
Accounts payable and accrued liabilities	(1,690,994)	(16,151)
Due from Elan Pharma International Limited	(19,174)	224,297
Deferred revenue and advances	(32,811)	(256,053)

	(1,573,987)	275,196

Supplemental cash flow information

Interest paid	2,224	2,312
Income tax paid	—	—

9. COMMITMENTS
At September 30, 2007, the Company is committed to aggregate expenditures of $143,000 [June 30, 2007 - $155,000] under its collaboration agreements. In addition, at September 30, 2007, the Company is committed to aggregate expenditures of approximately $376,000 [June 30, 2007 - $1,573,000] for clinical and toxicity studies to be completed during fiscal 2008 and approximately $54,000 [June 30, 2007 – $154,000] for manufacturing agreements.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
September 30, 2007
10. GUARANTEES
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.
11. SEGMENT DISCLOSURE
The Company’s operating results are reviewed as one business activity which is the research and development of therapeutic agents. All of the Company’s operating activities are in Canada.
12. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.
13. SUBSEQUENT EVENT
On October 31, 2007 the Company received the third anniversary payment of $650,000 from the sale of its subsidiary, Stem Cell Therapeutics. Total payments received to date amount to $1,850,000 with the final payment of $1,650,000 due in the first quarter of fiscal 2009.